April 9, 2009

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:

Cortelco Systems Puerto Rico, Inc.

File No. 000-49626

Form 10-KSB for the year ended July 31, 2008

Form 10-Q for the period ended October 31, 2008

Dear Mr. Spirgel:

This letter is in response to your letter dated March 10, 2009 relating to the review of Form 10-KSB for the year ended July 31, 2008 and Form 10-Q for the period ended October 31, 2008 for Cortelco Systems Puerto Rico, Inc. (the “Company”).  The SEC’s comments are set forth below, along with the Company’s responses.  In addition, we are filing an amendment to the Company’s 10-KSB/A and 10-Q/A, to reflect changes in the disclosure in response to your comments.

1.

We note the existence of a privately-held company, Cortelco, providing telecommunication products, based in Mississippi (www.cortelco.com) (“Cortelco MS”).  We note that your controlling shareholder David L. Lee also controls Cortelco MS.  We also note that Mr. Duffey serves as the Vice President of Operations of the Company and as an executive officer of Cortelco MS.  Revise your disclosure to discuss the past and present relationship between these two companies.  Discuss whether both companies compete for customers, and whether there are any potential conflicts of interest because of their similar businesses and common control.”

Please see supplemental disclosure provided under “Introduction” on page 2 of the 10-KSB/A and under “Overview” on page 2 of the 10-Q/A.

2.

“We note your disclosure discussing Telephony services provided to one major customer representing 42% and 40% of the Telephony segment’s total revenues for years ended July31, 2008 and 2007, respectively.  In addition, we note your disclosure that this customer represents approximately 40% and 47% of the segment’s accounts receivable for the years ended July 31, 2008 and 2007, respectively.  Please include the names of all major customers whose sales generate close to or over 10% of the company’s revenues.

In addition, please file your material contract(s) with these customers or explain to us why you determined you were not required to file them pursuant to Item 601(b)(10) of Regulation S-K.

Please see supplemental disclosure provided under “Customers” on page 3 of the 10-KSB/A and page 26 Note 13 “Major Customer”and under “Major customers” on page 1 of the 10-Q/A.  The Company has one customer that generated revenues of over 10% for the prior fiscal year and the first fiscal quarter of 2009, representing approximately 13% of total revenues for fiscal year 2008, and 12% of total revenues for first quarter 2009.  This customer has executed a standard purchase agreement that the Company typically uses.  Per the guidance provided under SK 601(b)(10), the Company believes that this contract is in the ordinary course of business, and while the revenues are in excess of 10%, the relationship does not rise to the level where the Company is “substantially dependent” upon this single customer, which is the requirement for such a contract to be deemed a “material contract” that is required to be filed as an exhibit under SK 601(b)(10)(ii)(B).

3.

We note your disclosure relating to a legal proceeding involving a former employee with alleged damages totaling approximately $5 million.  Please comply with all of the disclosure requirements of Item 103 of Regulation S-K.  Include the name of the court or agency in which the proceedings are pending, the date instituted, and a description of the factual basis underlying the proceeding.”

Please see supplemental disclosure provided under “Legal Proceedings” on page 4 of the 10-KSB/A and under “Contingencies” on page 1 of the 10-Q/A.

4.

“Please consider including an “Overview” section that provides a balanced, executive-level discussion identifying, on a past and prospective basis, the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results.  A good introduction or overview would:

a.

 Include economic or industry-wide factors relevant to the company and serve to inform the reader about how the company earns revenues and income and generates cash without merely duplicating disclosure in the Description of Business section; and

b.

Provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

Please see supplemental disclosure provided under “Management’s Discussion and Analysis-Overview” on page 7 of the 10-KSB/A and page 2 of the 10-Q/A.

5.

“Please include in this section a detailed discussion of actions that management has already taken as well as future plans, both in the short term and long term, to address your liquidity needs.  You should provide a detailed discussion of management’s viable plan for financing your operations.  Discuss in detail your cash requirements during the next twelve months and your ability to generate sufficient cash to support operations.  Specifically, include a discussion of the manner in which you intend to generate future revenues and satisfy, where necessary, your debt obligations.  We note your disclosure on page 9 discussing your negotiations surrounding the purchase of the Company’s main facilities and the requirement to obtain debt financing to complete the purchase”.

Please see supplemental disclosure provided under “Liquidity and Capital Resources” on page 8 of the 10-KSB/A and page 3 of the 10-Q/A. Also, see under “Commitments” on page 1 of the 10-Q/A.

6.

Please file as exhibits all material lease contracts entered into by you or explain to us why you determined you were not required to file them.  Refer to Item 601(b)(10)(ii)(D).  We note your disclosure in the Financial Statements discussing contractual lease agreements entered into by you.

Cortelco leases two facilities under an operating lease agreement.  The total amount for these leases are approximately $73,000 per year.  In the event either lease was terminated, Cortelco believes it could lease similar facilities without disruption of the services it provides to its customers.  Therefore, pursuant to SK 601(b)(10(ii)(D), it does not believe its lease agreements to be material contracts that need to be filed as exhibits to its 10-KSB.

7.

“We note the Chief Executive Officer and Chief Financial Officer included and additional sentence and the end of the certifications contained in the 10-KSB and 10-Q for the quarter ended October 31, 2008, required by Exchange Act Rule 13a-14(a).  Please remove this sentence from the certifications in both periodic reports.  In addition, do not add commas, change articles, pronouns, and punctuation in one or more places in the certifications be in the exact form as in the applicable disclosure standard.  Refer to Item 601(b)(31) of Regulation S-K.

Please see supplemental disclosure provided under “Exhibits” of the enclosed 10-KSB/A and 10-Q/A.

The Company acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After reviewing the information set forth in this letter and the attachments, please let us know if you have any further comments.  We appreciate your assistance in this matter.

Sincerely,

/s/ Juan Carlos Ramos
Juan Carlos Ramos
President, Chief Executive Officer